

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

Via E-mail
Mr. Andrew C. Florance
Chief Executive Officer
CoStar Group, Inc.
1331 L Street, NW
Washington, DC 20005

Re: **CoStar Group, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed March 1, 2013
        File No. 000-24531

Dear Mr. Florance:

We have reviewed your letter dated July 16, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 2, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Subscription-Based Services, page 35

1.   We note from your response to prior comment 1 that in addition to renewal and cancellation rates, management also looks to other quantitative metrics when analyzing your business. We further note that you discussed annualized net new sales and/or the number of new customers in each of your last three earnings conference calls. Please explain further the statement in your response where you indicate that you believe these metrics only provide ancillary information to the disclosure in your filings and tell us

why you do not believe disclosing these metrics would provide meaningful information to your investors.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-25

2.   We note your response to prior comment 2. Please explain further how you determined the $2.98 million of foreign income taxes, net effect and the offsetting increase in the valuation allowance in your rate reconciliation table. In this regard, it appears that the $8.1 million of expected federal income tax provision at the statutory rate includes a $4.5 million foreign tax benefit relating to the $13.0 million of foreign losses incurred during the year ended December 31, 2012. Taking into consideration the additional $2.9 million foreign income tax benefit reflected in your rate reconciliation, it appears that the total foreign tax benefit was $7.4 million for the year ended December 31, 2012. Please clarify how an increase in the valuation allowance of $2.9 million reflects a full valuation allowance for the tax benefits associated with the foreign operating losses recognized in 2012.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief